Exhibit 2.2

Description of Rights of Each Class of Securities

Type and Class of Securities

As of March 19, 2026, Alarum Technologies Ltd.’s (the “Company”) authorized share capital consisted of 150,000,000 ordinary shares, no par value per share (“Ordinary Shares”).

Registration Number and Purposes and Objects of the Company

The Company’s registration number with the Israeli Registrar of Companies is 51-141847-7. The Company’s purpose is set forth in Section 3(b) of the Company’s amended and restated articles of association and includes every lawful purpose.

The Powers of the Directors

The Company’s board of directors (the “Board”) may exercise all powers that are not required under the Israeli Companies Law of 5759-1999 (the “Israeli Companies Law”), or under the Company’s amended and restated articles of association, other than the powers which are to be exercised or taken by the Company’s shareholders.

Preemptive Rights

The Company’s Ordinary Shares are not redeemable and are not subject to any preemptive right.

Voting Rights of Directors

Subject to the provisions of the Israeli Companies Law and the Company’s amended and restated articles of association, no director shall be disqualified by virtue of his or her office from holding any office or place of profit in the Company or in any company in which the Company shall be a shareholder or otherwise interested, or from contracting with the Company as vendor, purchaser or otherwise, nor shall any such contract, or any contract or arrangement entered into by or on behalf of the Company in which any director shall be in any way interested, be avoided, nor, other than as required under the Israeli Companies Law, shall any director be liable to account to the Company for any profit arising from any such office or place of profit or realized by any such contract or arrangement by reason only of such director’s holding that office or of the fiduciary relations thereby established, but the nature of his or her interest, as well as any material fact or document, must be disclosed by him at the meeting of the Board at which the contract or arrangement is first considered, if his or her interest then exists, or, in any other case, at no later than the first meeting of the Board after the acquisition of his or her interest.

Limitations or Qualifications

Not applicable.

Other Rights

Not applicable.

Rights of the Shares

The Company’s Ordinary Shares shall confer upon the holders thereof:

●	equal right to attend and to vote at all of the Company’s general meetings, whether regular or special, with each Ordinary Share entitling the holder thereof, which attends the meeting and participates in the voting, either in person or by a proxy or by a written ballot, to one vote;

●	equal right to participate in distribution of dividends, if any, whether payable in cash or in bonus shares, in distribution of assets or in any other distribution, on a per share pro rata basis; and

●	equal right to participate, upon the Company’s dissolution, in the distribution of the Company’s assets legally available for distribution, on a per share pro rata basis.

Election of Directors

Pursuant to the Company’s amended and restated articles of association, the Company’s Board is divided into three classes with staggered three-year terms, in a manner that each director, except external directors, if applicable, serves for a term of three years, and holds office until the annual general meeting of the Company’s shareholders for the year in which his or her term expires, unless (i) he or she is removed by a 65% majority of the shareholders voting on such matter at an annual meeting of the Company’s shareholders, provided that such majority constitutes more than 50% of the Company’s then issued and outstanding share capital or (ii) upon the occurrence of certain events, in accordance with the Israeli Companies Law and the Company’s amended and restated articles of association. At each annual general meeting of our shareholders, the election or re-election of directors (other than external directors, if applicable) following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election, such that each year the term of office of only one class of directors will expire. Pursuant to the Company’s amended and restated articles of association, other than external directors (if applicable), for whom special election requirements apply under the Israeli Companies Law, the vote required to appoint a director is a simple majority vote of holders of the Company’s voting shares, participating and voting at the relevant meeting. In addition, the Company’s amended and restated articles of association allow the Company’s board of directors to appoint directors to fill vacancies and/or as an addition to the board of directors (subject to the maximum number of twelve directors) to serve for the remaining period of time during which the director whose service has ended would have held office, or in case of an addition to the board of directors, in accordance with the class assigned to such appointed director, as determined by the board of directors at the time of such appointment. External directors (if applicable) are elected for an initial term of three years, and may be elected thereafter for up to two additional three-year terms under certain circumstances, and may be removed from office pursuant to the terms of the Israeli Companies Law. Under certain circumstances, the term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including the Nasdaq Stock Market, may be extended indefinitely in increments of additional three-year terms.

Annual and Special Meetings

Under the Israeli Companies Law, the Company is required to hold an annual general meeting of the Company’s shareholders once every calendar year, at such time and place which shall be determined by the Company’s board of directors (either within or out of the State of Israel), which must be no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to as special general meetings. The Company’s board of directors may call special general meetings whenever it sees fit and upon the written request of: (a) any two of the Company’s directors or of one quarter of the members of the Board in office at such time; and/or (b) one or more shareholders holding, in the aggregate, (i) 5% or more of the Company’s outstanding issued shares and 1% of our outstanding voting power, or (ii) 5% or more of our outstanding voting power (the “Non-Exempted Holding”). However, under the Exemptions Regulations, the board of directors of an Israeli company whose shares are listed outside of Israel, shall convene a special general meeting at the request of one or more shareholders holding at least ten percent (10%) of the issued and outstanding share capital instead of five (5%) in the past, and at least one percent (1%) of the voting rights in the company, or one or more shareholders holding at least ten percent (10%) of the voting rights in the company, provided that if the applicable law as applicable to companies incorporated in the country which the Company is listed for trade, establishes a right to demand convening of such a meeting for those holding a percentage of holdings lower than ten percent (10%), then the Non-Exempted Holding shall apply.

Subject to the provisions of the Israeli Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the Board, which according to the Israeli Companies Law may be between four and sixty days prior to the date of the meeting, as applicable according to the matters on the general meetings agenda. According to the Israeli Companies Law, resolutions regarding the following matters must be passed at a general meeting of the Company’s shareholders:

●	amendments to the Company’s amended and restated articles of association;

●	the exercise of the Board’s powers by a general meeting if the Board is unable to exercise its powers and the exercise of any of its powers is required for the Company’s proper management;

●	appointment or termination of the Company’s auditors and their compensation;

●	appointment of directors (other than with respect to circumstances specified in the Company’s amended and restated articles of association);

●	approval of acts and transactions requiring general meeting approval pursuant to the provisions of the Israeli Companies Law and any other applicable law;

●	increases or reductions of the Company’s authorized share capital;

●	a merger (as such term is defined in the Israeli Companies Law); and

●	dissolution of the company pursuant to the provisions of the Israeli Companies Law.

Notices

The Israeli Companies Law and the regulations promulgated thereunder require that a notice of any annual or special general meeting be provided at least 14 or 21 days prior to the meeting (as the case may be), and if the agenda of the meeting includes, among others, certain matters prescribed under the Israeli Companies Law and the regulations promulgated thereafter, among others, the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, approval of the Company’s general manager to serve as the chairman of the board of directors or an approval of a merger, notice must be provided at least 35 days prior to such meeting.

Quorum

As permitted under the Israeli Companies Law and according to the Company’s articles of association, the quorum required for the Company’s general meetings consists of at least two shareholders present in person, by proxy, written ballot or voting by means of electronic voting system, who hold or represent between them in aggregate at least 15% of the total outstanding voting rights. If within half an hour of the time set forth for the general meeting a quorum is not present, the general meeting shall stand adjourned either (i) to the same day of the following week, at the same hour and in the same place (ii) to such other date, time and place as prescribed in the notice to the shareholders and in such adjourned meeting or (iii) to such day and at such time and place as the chairperson of the general meeting shall determine (which may be earlier or later than the date pursuant to clause (i) above). At such adjourned meeting, any shareholder present in person or by proxy, shall constitute a quorum.

As permitted under the Israeli Companies Law and according to the Company’s articles of association, if a special general meeting was summoned following the request of a shareholder, and within half an hour a legal quorum shall not have been formed, the meeting shall be canceled.

Access to Corporate Records

Under the Israeli Companies Law, shareholders are entitled to have access to: minutes of the Company’s general meetings; the Company’s shareholders register and principal shareholders register, articles of association and annual audited financial statements; and any document that the Company is required by law to file publicly with the Israeli Companies Registrar or the Israel Securities Authority. These documents are publicly available and may be found and inspected at the Israeli Registrar of Companies. In addition, shareholders may request to be provided with any document related to an action or transaction requiring shareholder approval under the related party transaction provisions of the Israeli Companies Law. The Company may deny this request if the Company believes it has not been made in good faith or if such denial is necessary to protect the Company’s interest or protect a trade secret or patent.

Adoption of Resolutions

The Company’s amended and restated articles of association provide that the resolutions amending provisions of the articles related to the staggered board of directors and the composition of the board, as well as a resolution to dismiss a director in office, will require an affirmative vote of 65% of the voting power represented at a general meeting and voting thereon, provided that such majority constitutes more than 50% of the Company’s then issued and outstanding share capital. Other than that, and unless otherwise required under the Israeli Companies Law all resolutions of the Company’s shareholders require a simple majority vote. A shareholder may vote in a general meeting in person, by proxy, by a written ballot.

Changing Rights Attached to Shares

If at any time the share capital of the Company is divided into different classes of shares, the rights attached to any class, unless otherwise provided by the Israeli Companies Law or the Company’s amended and restated articles of association, may be modified or cancelled by the Company by a resolution of the general meeting of the holders of all shares as one class, without any required separate resolution of any class of shares.

The enlargement of an existing class of shares or the issuance of additional shares thereof, shall not be deemed to modify the rights attached to the previously issued shares of such class or of any other class, unless otherwise provided by the terms of the shares.

Limitations on the Rights to Own Ordinary Shares

There are no limitations on the right to own the Company’s securities.

Provisions Restricting Change in Control of the Company

Our amended and restated articles of association provide for a staggered board of directors, which mechanism may delay, defer or prevent a change of control of the Company’s Board of Directors. Other than that, there are no specific provisions of the Company’s amended and restated articles of association that would have an effect of delaying, deferring or preventing a change in control of the Company or that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company (or the Company’s subsidiaries). However, as described below, certain provisions of the Israeli Companies Law may have such effect.

The Israeli Companies Law includes provisions that allow a merger transaction and requires that each company that is a party to the merger have the transaction approved by its board of directors and, unless certain requirements described under the Israeli Companies Law are met, a vote of the majority of its shareholders, and, in the case of the target company, also a majority vote of each class of its shares. For purposes of the shareholder vote of each party, unless a court rules otherwise, the merger will not be deemed approved if shares representing a majority of the voting power present at the shareholders meeting and which are not held by the other party to the merger (or by any person or group of persons acting in concert who holds 25% or more of the voting power or the right to appoint 25% or more of the directors of the other party) vote against the merger. If, however, the merger involves a merger with a company’s own controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same Special Majority (as defined below) approval that governs all extraordinary transactions with controlling shareholders. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of any of the parties to the merger, and may further give instructions to secure the rights of creditors. If the transaction would have been approved by the shareholders of a merging company but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the petition of holders of at least 25% of the voting rights of a company. For such petition to be granted, the court must find that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders. In addition, a merger may not be completed unless at least (1) 50 days have passed from the time that the requisite proposals for approval of the merger were filed with the Israeli Registrar of Companies by each merging company and (2) 30 days have passed since the merger was approved by the shareholders of each merging company.

The term “Special Majority” will be defined as described in section 275(a)(3) of the Israeli Companies Law as:

●	at least a majority of the shares held by shareholders who are not controlling shareholders and do not have personal interest in the merger (excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder) have voted in favor of the proposal (shares held by abstaining shareholders shall not be considered); or

●	the total number of shares voted against the merger, does not exceed 2% of the aggregate voting rights of the company.

The Israeli Companies Law also provides that, subject to certain exceptions, an acquisition of shares in an Israeli public company must be made by means of a “special” tender offer if as a result of the acquisition (1) the purchaser would become a holder of 25% or more of the voting rights in the company, unless there is already another holder of at least 25% or more of the voting rights in the company or (2) the purchaser would become a holder of 45% or more of the voting rights in the company, unless there is already a holder of more than 45% of the voting rights in the company. These requirements do not apply if, in general, the acquisition (1) was made in a private placement that received shareholders’ approval, subject to certain conditions, (2) was from a holder of 25% or more of the voting rights in the company which resulted in the acquirer becoming a holder of 25% or more of the voting rights in the company, or (3) was from a holder of more than 45% of the voting rights in the company which resulted in the acquirer becoming a holder of more than 45% of the voting rights in the company. A “special” tender offer must be extended to all shareholders. In general, a “special” tender offer may be consummated only if (1) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (2) the offer is accepted by a majority of the offerees who notified the company of their position in connection with such offer (excluding the offeror, controlling shareholders, holders of 25% or more of the voting rights in the company or anyone on their behalf, or any person having a personal interest in the acceptance of the tender offer). If a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

However, under the Exemption Regulations, the aforesaid limitations do not apply for an Israeli company whose shares are listed outside of Israel, provided that the applicable law as applicable to companies incorporated in the country which the company is listed for trade provide a restriction on the acquisition of control of any proportion of the company or that the acquisition of control of any proportion requires the purchaser to also offer a purchase offer to shareholders from among the public.

If, as a result of an acquisition of shares, the acquirer will hold more than 90% of an Israeli public company’s outstanding shares or of certain class of shares, the acquisition must be made by means of a tender offer for all of the outstanding shares, or for all of the outstanding shares of such class, as applicable. In general, if less than 5% of the outstanding shares, or of applicable class, are not tendered in the tender offer and more than half of the offerees who have no personal interest in the offer tendered their shares, all the shares that the acquirer offered to purchase will be transferred to it by operation of law. However, a tender offer will also be accepted if the shareholders who do not accept the offer hold less than 2% of the issued and outstanding share capital of the company or of the applicable class of shares. Any shareholders that was an offeree in such tender offer, whether such shareholder accepted the tender offer or not, may request, by petition to an Israeli court, (i) appraisal rights in connection with a full tender offer, and (ii) that the fair value should be paid as determined by the court, for a period of six months following the acceptance thereof. However, the acquirer is entitled to stipulate, under certain conditions, that tendering shareholders will forfeit such appraisal rights.

Lastly, Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorably than U.S. tax laws. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his Ordinary Shares for shares in another corporation to taxation prior to the sale of the shares received in such stock-for-stock swap.

Differences Between Law of Different Jurisdictions

Not applicable.

Borrowing Powers

Pursuant to the Israeli Companies Law and the Company’s amended and restated articles of association, the Board may exercise all powers and take all actions that are not required under law or under the Company’s amended and restated articles to be exercised or taken by the shareholders, including the power to borrow money for company purposes subject to the provisions of the Israeli Companies Law and the Company’s amended and restated articles of association.

Changes in the Company’s Capital

The general meeting may, by a simple majority vote of the shareholders attending the general meeting and subject to the provisions of the Israeli Companies Law:

●	increase the Company’s registered share capital by the creation of new shares from the existing class or a new class, as determined by the general meeting;

●	cancel any registered share capital which has not been taken or agreed to be taken by any person;

●	consolidate and divide all or any of the Company’s share capital into shares of larger nominal value than the Company’s existing shares;

●	subdivide the Company’s existing shares or any of them, the Company’s share capital or any of it, into shares of smaller nominal value than is fixed; and

●	reduce the Company’s share capital and any fund reserved for capital redemption in any manner, and with and subject to any incident authorized, and consent required, by the Israeli Companies Law.

Debt Securities

The Company does not have any debt securities that are registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Warrants and Rights

The Company does not have any warrants or rights that are registered under Section 12 of the Securities Exchange Act.

Other Securities

The Company does not have any other securities that are registered under Section 12 of the Securities Exchange Act.

Name of the Depositary

The Bank of New York Mellon, as depositary, will register and deliver American Depositary Shares (“ADSs”). Each ADS will represent forty Ordinary Shares (or a right to receive forty Ordinary Shares) deposited with Bank Hapoalim or Leumi Bank, as custodian for the depositary in Tel Aviv. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depository are referred to as the deposited securities. The depositary’s office at which the ADSs will be administered is located at 240 Greenwich Street, New York, New York 10286. The Bank of New York Mellon’s principal executive office is located at 240 Greenwich Street New York, NY 10286.

American Depositary Shares

A holder of the Company’s ADSs (the “Holder”) may hold ADSs either (A) directly (i) by having American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in the Holder’s name, or (ii) by having uncertificated ADSs registered in the Holder’s name, or (B) indirectly by holding a security entitlement in ADSs through the ADS Holder’s broker or other financial institution that is a direct or indirect participant in The Depository Trust Company (“DTC”). If the Holder hold ADSs directly, the Holder is a registered ADS holder, also referred to as an ADS holder. This description assumes the Holder is an ADS holder. If the Holder holds the ADSs indirectly, the Holder must rely on the procedures of the Holder’s broker or other financial institution to assert the rights of ADS holders described in this section. The Holder should consult with his broker or financial institution to find out what those procedures are.

Registered holders of uncertificated ADSs will receive statements from the depositary confirming their holdings.

As an ADS holder, the Company will not treat the Holder as one of the Company’s shareholders and the Holder will not have shareholder rights. Israeli law governs shareholder rights. The depositary will be the holder of the shares underlying the Holder’s ADSs. As a registered holder of ADSs, the Holder will have ADS holder rights. A deposit agreement among the Company, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, the Holder should read the entire deposit agreement and the form of ADR.

Dividends and Other Distributions

How will the Holder receive dividends and other distributions on the shares?

The depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, upon payment or deduction of its fees and expenses. The Holder will receive these distributions in proportion to the number of shares the Holder’s ADSs represent.

Cash.

The depositary will convert any cash dividend or other cash distribution the Company pays on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. The depository will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, the Holder may lose some or all of the value of the distribution.

Shares.

The depositary may distribute additional ADSs representing any shares the Company distributes as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fraction of an ADS (or ADSs representing those shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares (or ADSs representing those shares) sufficient to pay its fees and expenses in connection with that distribution.

Rights to purchase additional shares.

If the Company offers holders of the Company’s securities any rights to subscribe for additional shares or any other rights, the depositary may (i) exercise those rights on behalf of ADS holders, (ii) distribute those rights to ADS holders or (iii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary does not do any of those things, it will allow the rights to lapse. In that case, the Holder will receive no value for them.

The depositary will exercise or distribute rights only if the Company ask it to and provide satisfactory assurances to the depositary that it is legal to do so. If the depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of shares, new ADSs representing the new shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the depositary.

U.S. securities laws may restrict the ability of the depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be able subject to restrictions on transfer.

Other Distributions.

The depositary will send to ADS holders anything else the Company distributes on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what the Company distributed and distributes the net proceeds, in the same way as it does with cash. Or, it may decide to hold what the Company distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from the Company that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. The Company has no obligation to register ADSs, shares, rights or other securities under the Securities Act. The Company also has no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that the Holder may not receive the distributions the Company makes on the Company’s shares or any value for them if it is illegal or impractical for the Company to make them available to the Holder.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if the Holder or the Holder’s broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names the Holder requests and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

The Holder may surrender his ADSs for the purpose of withdrawal at the depositary’s office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at the Holder’s request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible. However, the depository is not required to accept surrender of ADSs to the extent it would require delivery of a fraction of a deposited share of other security. The depositary may charge the Holder a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

The Holder may surrender his ADR to the depositary for the purpose of exchanging the Holder’s ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Holder’s Right to Receive the Shares Underlying ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:

●	when temporary delays arise because: (i) the depositary has closed its transfer books or the Company has closed transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) the Company is paying a dividend on its shares;

●	when ADS holders owe money to pay fees, taxes and similar charges; or

●	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Voting Rights

How do the Holder vote?

ADS holders may instruct the depositary how to vote the number of deposited shares their ADSs represent. If the Company request, the depositary to solicit the Holder’s voting instructions (and the Company is not required to do so), the depositary will notify ADS holders of a shareholders’ meeting and send or make voting materials to them if the Company asks it to. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary.

The depositary will try, as far as practical, subject to the laws of the State of Israel and of the Company’s amended and restated articles of association or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. If the Company does not request the depositary to solicit the Holder’s voting instructions, the Holder can still send voting instructions, and, in that case, the depositary may try to vote as the Holder instruct, but it is not required to do so.

Except by instructing the depositary as described above, the Holder won’t be able to exercise voting rights unless the Holder surrender the Holder’s ADSs and withdraw the shares. However, the Holder may not know about the meeting enough in advance to withdraw the shares. In any event, the depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed.

The Company cannot assure that the Holder will receive the voting materials in time to ensure that the Holder can instruct the depositary to vote the Holder’s shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that the Holder may not be able to exercise the Holder’s right to vote and there may be nothing the Holder can do if the Holder’s shares are not voted as the Holder requested.

In order to give the Holder a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if the Company requests the depositary to act, the Company agrees to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 30 days in advance of the meeting date.

Amendment and Termination

How may the deposit agreement be amended?

The Company may agree with the depositary to amend the deposit agreement and the ADRs without Holder’s consent for any reason.  If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment.  At the time an amendment becomes effective, the Holder is considered, by continuing to hold its ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will initiate termination of the deposit agreement if the Company instructs it to do so.  The depositary may initiate termination of the deposit agreement if:

●	60 days have passed since the depositary told the Company it wants to resign but a successor depositary has not been appointed and accepted its appointment;

●	The Company delists the ADSs from an exchange in the United States on which they were listed and do not list the ADSs on another exchange in the United States or make arrangements for trading of ADSs on the U.S. over-the-counter market;

●	The Company delists our shares from an exchange outside the United States on which they were listed and do not list the shares on another exchange outside the United States;

●	the depositary has reason to believe the ADSs have become, or will become, ineligible for registration on Form F-6 under the Securities Act of 1933;

●	The Company appears to be insolvent or enter insolvency proceedings;

●	all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;

●	there are no deposited securities underlying the ADSs or the underlying deposited securities have become apparently worthless; or

●	there has been a replacement of deposited securities.

If the deposit agreement will terminate, the depositary will notify ADS holders at least 90 days before the termination date.  At any time after the termination date, the depositary may sell the deposited securities.  After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs.  Normally, the depositary will sell as soon as practicable after the termination date.

After the termination date and before the depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities or reverse previously accepted surrenders of that kind that have not settled if it would interfere with the selling process.  The depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold.  The depositary will continue to collect distributions on deposited securities, but, after the termination date, the depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to ADS holders (until they surrender their ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.

Limitations on Obligations and Liability

The deposit agreement expressly limits the Company’s obligations and the obligations of the depositary.  It also limits the Company’s liability and the liability of the depositary.  The Company and the depositary:

●	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith, and the depositary will not be a fiduciary or have any fiduciary duty to holders of ADSs;

●	are not liable if the Company or the depository is prevented or delayed by law or by events or circumstances beyond its or its ability to prevent or counteract with reasonable care or effort from performing its obligations under the deposit agreement;

●	are not liable if the Company or the depository exercises discretion permitted under the deposit agreement;

●	are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential, indirect or punitive damages for any breach of the terms of the deposit agreement;

●	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on the Holder’s behalf or on behalf of any other person;

●	may rely upon any documents the Company or the depository believes in good faith to be genuine and to have been signed or presented by the proper person;

●	are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and

●	the depositary has no duty to make any determination or provide any information as to the Company’s tax status, or any liability for any tax consequences that may be incurred by ADS holders as a result of owning or holding ADSs or be liable for the inability or failure of an ADS holder to obtain the benefit of a foreign tax credit, reduced rate of withholding or refund of amounts withheld in respect of tax or any other tax benefit.

In the deposit agreement, the Company and the depositary agree to indemnify each other under certain circumstances.

Shareholder Communications; Inspection of Register of Holders of ADSs

The depositary will make available for Holder’s inspection at its office all communications that it receives from the Company as a holder of deposited securities that the Company makes generally available to holders of deposited securities.  The depositary will send Holder copies of those communications or otherwise make those communications available to Holder if the Company asks it to.  Holder has a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to the Company’s business or the ADSs.

Listing

The Company’s ADSs are listed on the Nasdaq Capital Market under the symbol “ALAR”